Exhibit (6)(a)

EXCLUSIVE MARKET AGREEMENT AND NON-EXCLUSIVE LICENSE

This Exclusive Market Agreement and Non-Exclusive License (this “Agreement”) is effective as of April 6, 2015 (the “Effective Date”), and made by and between BeautyKind, LLC, a Texas limited liability company (referred herein as “BeautyKind” and/or “Licensee”), and We-Commerce Holdings, LLC, a Texas limited liability company (“Licensor”).

RECITALS

WHEREAS, Licensor owns certain rights, title and interest in and to certain intellectual property, including but not limited to certain software, source code and related technology and customer data, customer lists, customer information and analytics that BeautyKind wishes to use in the operation of its internet-based beauty products sales model which focuses exclusively on beauty products and beauty accessories (the “BeautyKind Business”) as further set forth on Exhibit “A” attached hereto (the “Intellectual Property”);

WHEREAS, Licensor and Licensee have agreed that Licensee will use the Intellectual Property in connection with the conduct of the BeautyKind Business, including for use in the marketing and sale of Licensee’s products and services within the Market;

WHEREAS, Licensor and Licensee have agreed that Licensee shall have exclusivity in the Market and Licensor shall not license the Intellectual Property to any third party who competes in the Market with BeautyKind by engaging in the internet-based sale of beauty products and beauty accessories; and

WHEREAS, Licensor and Licensee have agreed that Licensor shall grant to Licensee a perpetual, non-transferable, royalty-free, non-exclusive, right and license to use the Intellectual Property in connection with the conduct of the BeautyKind Business, including the marketing and sale of Licensee’s products and services within the Market, pursuant to the terms and conditions contained herein.

AGREEMENT

NOW THEREFORE, in consideration of the premises and the mutual agreements contained herein and other agreements between the parties, as well as other good and valuable consideration, the sufficiency and receipt of which is hereby acknowledged, the parties hereby agree as follows:

I.           DEFINITIONS

In this Agreement the following expressions have the following meanings:

1.1         “Business Day” means any day other than a Saturday or Sunday, or any day which is not a holiday.

1.2         “Market” means the Licensee’s worldwide market for the internet-based sale of beauty products and beauty accessories.

1.3         “Person” means any individual, partnership, corporation or organized group of persons.

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1.4         “Subsidiary” or “Subsidiaries” means all wholly-owned, or majority owned subsidiary entities of Licensee operating within the Market.

1.5         “License” means the license granted to Licensee pursuant to this Agreement for use of the Intellectual Property.

II.          GRANT OF LICENSE

2.1         Licensor hereby grants to Licensee a non-transferable, royalty-free, non-exclusive right and license to the use of the Intellectual Property within the Market, for use in connection with the marketing and internet-based sale of beauty products and beauty accessories in the operation of the BeautyKind Business.

III.         USE OF INTELLECTUAL PROPERTY

3.1         Licensee agrees that it shall only use the Intellectual Property in the Market in connection with Licensee’s operation of the BeautyKind Business in the sale and marketing of Licensee’s products and services.

3.2         Licensee agrees that it shall not seek to expand the Market, nor use the Intellectual Property in any market save and except for the Market.

3.3         Licensee agrees that it shall not sub-license this Agreement or allow any third party to utilize the Intellectual Property.

3.4         Licensee acknowledges that any customer data, customer lists, customer information and analytics Licensee obtains or acquires through the conduct of the BeautyKind Business is owned by We-Commerce. Licensee agrees to execute all documents and render all assistance to record and protect Licensor’s interest in such customer data, customer lists, customer information and analytics.

3.5         Licensor acknowledges Licensee’s past usage of the Intellectual Property, and agrees to allow Licensee to continue to use the Intellectual Property.

3.6         Apart from the use of the Intellectual Property governed by this Agreement, nothing in this Agreement grants to Licensee any other rights to use any other Intellectual Property of Licensor, not specified in Exhibit “A”.

3.7         Licensor agrees that Licensor shall not license the Intellectual Property to any third party who competes in the Market with BeautyKind by engaging in the marketing and internet-based sale of beauty products and beauty accessories.

3.8         Licensor reserves unto itself the right, and Licensee acknowledges that Licensor has the exclusive right, to use the Intellectual Property. Licensor reserves unto itself the right to use, and to authorize others to use, the Intellectual Property for any purpose except as otherwise provided herein.

3.9         Any breach of this Section will constitute a material breach of the Agreement.

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IV.          LICENSE FEE

4.1         In exchange for the License, Licensee agrees to pay Licensor a quarterly License Fee in the amount of one percent (1%) of Licensee’s gross sales attributable to products and services marketed and sold under or utilizing any of the Intellectual Property, provided that Licensee’s gross sales for the quarter exceed $12,500,000.00 (the “License Fee”). As and when Licensee’s gross sales for any calendar quarter exceed $12,500,000.00, the License Fee is due and payable on the entire amount of Licensee’s gross sales for that calendar quarter. The License Fee shall be paid within thirty (30) days following the last day of each calendar quarter. The License Fee shall be non-refundable by Licensor.

4.2         In exchange for the License, Licensee agrees to reimburse Licensor for all expenses incurred for all design, development, enhancements and/or maintenance of the Intellectual Property. Reimbursement shall be made by Licensee within thirty (30) days of presentment of an invoice by Licensor.

4.3         Nothing in this Section shall constitute or contemplate “work for hire” or “paid-for-development” and nothing in this Section transfers any ownership rights in the Intellectual Property to BeautyKind other than the license specifically provided for in this Agreement.

V.          RESPONSIBILITIES OF LICENSEE

5.1         Licensee shall execute all documents and render all assistance to record and protect Licensor’s interest in and to the Intellectual Property in all jurisdictions in which Licensee intends to use the Intellectual Property. However, it is agreed that nothing contained in this Agreement shall be construed as an assignment or grant to Licensee of any right, title or interest in the Intellectual Property, except for the License specifically provided for in this Agreement. Licensee agrees that at the termination or expiration of this Agreement, Licensee will be deemed to have assigned, transferred and conveyed to Licensor, any rights, equities, good will, titles or other rights in and to the Intellectual Property, which may have been obtained by Licensee or which may be vested in Licensee in pursuance of endeavors covered hereby, and that Licensee will execute any instrument requested by Licensor to accomplish or confirm the foregoing. Any such assignment, transfer or conveyance shall be without other consideration other than the mutual covenants and considerations of this Agreement.

5.2         Licensee shall be responsible for compliance with all regulatory obligations relating to Licensee’s use of the Intellectual Property in all jurisdictions in which Licensee intends to use the Intellectual Property. Licensee shall comply with all applicable laws and regulations and obtain all appropriate government approvals pertaining to the use of the Intellectual Property at its sole cost and without recourse to Licensor.

5.3         Licensee agrees that, in the performance of its rights, duties and obligations as provided under the terms of this Agreement, it will conduct itself in a manner that serves Licensor’s mission and interests. Licensee shall bear all responsibility for use of the Intellectual Property and shall, upon request by Licensor, provide Licensor copies of marketing materials, proposals, agreements, or other materials wherein the Intellectual Property will be used or reproduced, to ensure that the quality standards associated with the use of the Intellectual Property are being maintained by Licensee.

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VI.          REPRESENTATIONS, WARRANTIES AND COVENANTS

6.1	Licensee represents warrants and covenants to Licensor as follows:

a.           Licensee and its Subsidiaries will not use the Intellectual Property in a manner other than as expressly authorized by this Agreement.

b.           Licensee is a company duly organized, validly existing and in good standing under the laws of Texas. Licensee has all power and authority under its operating agreement to execute and deliver this Agreement and to perform its obligations hereunder.

c.           The execution, delivery and performance by Licensee of this Agreement and the consummation of the transaction contemplated hereby has been duly and validly authorized by Licensee’s operating agreement, and no other corporate act or proceeding on the part of Licensee is necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transaction contemplated hereby.

d.           Licensee is not subject to nor obligated under its articles of incorporation or any applicable law, rule or regulation of any governmental authority, or any agreement, instrument, license or permit, or subject to any order, writ, injunction or decree, which would be breached or violated by its execution, delivery or performance of this Agreement.

e.           Licensee’s execution and delivery of this Agreement and performance of its obligations hereunder, including the obligation of payments hereunder, do not and will not conflict with, violate, or result in any default under any agreement, instrument or other contract to which Licensee is a party or by which it is bound.

f.            There are no claims, actions, suits, or other proceedings pending, or to the knowledge of Licensee, threatened, which, if adversely determined, would adversely affect the ability of Licensee to consummate the transactions contemplated by this Agreement or perform its obligations hereunder.

g.           Licensee and its Subsidiaries will comply with all applicable laws and regulations relating to the use of the Intellectual Property.

6.2	Licensor represents warrants and covenants to Licensee as follows:

a.           Licensor is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Texas. Licensor has all corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

b.           The execution, delivery and performance by Licensor of this Agreement and the consummation of the transaction contemplated hereby has been duly and validly authorized by all requisite corporate action, and no other corporate act or proceeding on the part of Licensor is necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transaction contemplated hereby.

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c.           Licensor is not obligated under its certificate of incorporation or bylaws, any applicable law, rule or regulation of any governmental authority, or any agreement, instrument, license or permit, or subject to any order, writ, injunction or decree, which would be breached or violated by its execution, delivery or performance of this Agreement.

d.           Licensor is the owner of the Intellectual Property and to its knowledge, the use of the Intellectual Property by Licensee or its Subsidiaries will not infringe any intellectual property or any other rights of any third party.

VII.         INFRINGEMENT BY THIRD PARTIES

7.1         Licensee shall take such steps as Licensor may reasonably require to preserve and maintain the rights of Licensor in the Intellectual Property.

7.2         Licensee shall promptly notify Licensor of any infringement or potential infringement by any third party of the Intellectual Property that comes to Licensee’s attention. Licensee will cooperate with Licensor, at Licensor’s request, in taking steps to terminate such infringement. However, Licensee shall not take any legal action to protect against any infringement of the Intellectual Property without Licensor’s permission.

7.3         Licensor may take action against infringers to defend the Intellectual Property but shall not be required to bring or prosecute actions or suits. However, if Licensor elects not to bring or prosecute an action or suit, it shall notify Licensee of such decision and Licensee may request that such suit or action be brought under the control of and counsel chosen by Licensor at Licensee’s expense, and such suit shall be brought unless Licensor has a good faith reason for not bringing such suit.

7.4         In any action brought under this Section, in the event that any monetary judgment or settlement is recovered, the remaining balance of the proceeds of such action after reimbursement of all reasonable costs and expenses of such proceedings, litigation, and prosecution, shall be divided equitably by Licensor and Licensee in accordance with the relative damages incurred by each party as a result of such infringement.

VIII.         TERMINATION

8.1         The term of this Agreement shall be perpetual unless terminated pursuant to this Section.

8.2         Licensor may elect to terminate this Agreement upon thirty (30) days prior written notice to Licensee if:

a.           Licensee fails to pay the License Fee and/or fails to reimburse expenses, as and when due;

b.           Licensee fails to substantially use the Intellectual Property for a period of six (6) months;

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c.           a petition in bankruptcy is filed by Licensee or its Subsidiary, or Licensee or its Subsidiary is adjudicated bankrupt or Licensee or its Subsidiary makes any assignment for the benefit of creditors or becomes insolvent, is placed in the hands of a trustee or receiver, fails to satisfy any judgment against it or is unable to pay its debts as they become due, whichever is sooner. Upon such termination for any reason under this Subsection, Licensee, its Subsidiary, its receiver, representatives, trustees, agents, administrators, successors and assigns shall have no further rights hereunder, and neither this Agreement nor any right or interest herein shall be deemed an asset in any insolvency, receivership, and/or bankruptcy;

d.           any proceeding is instituted by or for Licensee to dissolve its corporate structure or for winding-up;

e.           Licensee directly or indirectly, merges or otherwise comes under the control or direction of any other party reasonably unacceptable to Licensor. A party shall be deemed to control Licensee for purposes of this Subsection, if such party directly or indirectly owns more than fifty-one percent (51%) of Licensee’s outstanding shares having voting rights. In the event Licensee desires to enter into a transaction which might implicate this Section, it shall notify Licensor in writing of the identity of the other party to and describing such transaction. Licensee shall provide such additional information to Licensor concerning such transaction as Licensor may reasonably request. If Licensor objects to such party, it shall notify Licensee in writing of its objection and the reason therefore within twenty (20) business days of its receipt of Licensee’s notice identifying the other party or the additional information that Licensor may request, whichever is longer. If Licensor does not send a notice of objection within such period, such party will be deemed to be acceptable to Licensor; or,

f.            in the event of an alleged material breach by either party of any of the terms of this Agreement.

8.3         Licensee agrees that upon termination of this Agreement, Licensee will immediately discontinue all use of the Intellectual Property, and Licensee will (i) at Licensor’s option return or destroy all printed materials bearing the Intellectual Property; (ii) remove the Intellectual Property from Licensee’s website and all electronic files and/or marketing materials; and (iii) permanently delete all Intellectual Property from all computers, servers and storage media of Licensee and Licensee’s agents, employees, vendors and contractors. Licensee shall certify in writing, within thirty (30) days following the effective date of termination, compliance with this Section 8.3. All rights in the Intellectual Property and the good will connected therewith shall remain the property of Licensor.

8.4         The expiration or withdrawal of Licensee’s right to use the Intellectual Property shall not entitle Licensee to compensation or damages of any description.

IX.          INDEMNIFICATIONS

9.1          Licensee, and its Subsidiaries, successors and assigns, will at all times indemnify and hold Licensor, its affiliates, subsidiaries, and the officers, directors, agents and employees of each, harmless from and against any and all claims, suits, demands, obligations and liabilities of any nature whatsoever, and all damages, losses, fines, judgments, penalties, costs and expenses, including reasonable attorney’s fees and expenses, in any manner to the extent arising out of, relating to or based upon the (i) the violation of any law, regulation, other legal mandate, or regulatory directive by Licensee, (ii) the negligence, willful misconduct, wanton misbehavior of, or acts or omissions of Licensee, its officers, directors, agents and employees; (iii) any breach or alleged breach by Licensee of any representation, covenant, warranty or undertaking or obligation made in this Agreement; and (iv) any alleged injury resulting from Licensee’s use of the Intellectual Property.

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9.2         Licensor and its Subsidiaries, successors and assigns will at all times indemnify and hold Licensee, its affiliates, subsidiaries, successors and assigns and the officers, directors, agents and employees of each harmless from and against any and all claims, suits, demands, obligations and liabilities of any nature whatsoever, and all damages, losses, fines, judgments, penalties, costs and expenses, including reasonable attorney’s fees and expenses, in any manner to the extent arising out of, relating to or based on (i) the breach of any representation, covenant, warranty, or undertaking made herein; or (ii) a claim that Licensee’s use of the Intellectual Property as permitted hereunder infringes the intellectual property rights of a third party.

9.3         The provisions of Section 9.1 and Section 9.2 shall survive termination, cancellation or expiration of this Agreement for any reason whatsoever.

X.           DISCLAIMERS

10.1       Nothing contained in this Agreement shall be construed as:

a.           a warranty whether statutory, expressed or implied, including without limitation the warranties of merchantability, non-infringement of third party rights, or of fitness for a particular purpose, or a warranty arising by course of dealing, performance, custom, usage in the trade or otherwise;

b.           an agreement to bring or prosecute actions or suits against third parties or conferring any right on Licensee to bring or prosecute actions or suits against third parties;

c.           conferring any right to use in advertising, publicity, or otherwise, any intellectual property, trade name or name of Licensor, or any contraction, abbreviation or simulation thereof, except as specifically permitted in this Agreement; or

d.           a warranty that Licensee or its Subsidiaries will be able to make use of the Intellectual Property in any jurisdiction, whether domestic or foreign.

XI.          NOTICES

11.1       Any and all notices, demands, or other communications required or desired to be given hereunder by any Party shall be in writing and signed by the Party giving notice. Notices shall be delivered personally or mailed, certified or registered, postage prepaid, return receipt requested to the appropriate party at the addresses indicated below:

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to Licensor addressed to:

We-Commerce Holdings, LLC

6504 Aberdeen Avenue

Dallas, Texas 75230

to Licensee addressed to:

BeautyKind, LLC

6101 W. Centinela Avenue, Suite 300

Culver City, CA 90230

with a copy to:

James Shields

Shields Legal Group

16301 Quorum Drive, Suite 250B

Addison, Texas 75001

Telephone: 972-788-2040

Facsimile: 972-788-4332

or, in any case, to such changed address or person as Licensor or Licensee shall have specified by written notice pursuant hereto.

XII.         MISCELLANEOUS PROVISIONS

12.1         Relationship of the Parties. This Agreement shall not create an agency, partnership, joint venture or employer/employee relationship, and nothing hereunder shall be deemed to authorize either party to act for, represent or bind the other except as expressly provided in this Agreement. Nothing contained in this Agreement shall be construed in any way to create a partnership or subsidiary relationship between the parties to this Agreement.

12.2         Effect of Termination. The expiration or withdrawal, other than in accordance with the terms hereof, of Licensee’s right to use the Intellectual Property shall not entitle Licensee to compensation or damages of any description.

12.3         Reservation of Rights in Intellectual Property. Licensor reserves the sole and exclusive right, title, interest and ownership of the Intellectual Property. Licensee acknowledges that the Intellectual Property is valid, enforceable and distinctive, and agrees not to contest the validity of the Intellectual Property or use thereof, without the prior written consent of Licensor. Licensee acknowledges that all use of the licensed Intellectual Property shall inure solely to the benefit of and be on behalf of Licensor. Licensee will not at any time do or cause to be done any act or thing in any way impairing or tending to impair any part of such right, title, interest and ownership. On termination of this Agreement, or on the request of Licensor, Licensee shall immediately and completely discontinue all use of such Intellectual Property. The obligations of this section shall survive termination of this Agreement.

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12.4         Disclaimer of Assignment. The parties agree that Licensee shall not have any right, title or interest in the Intellectual Property described in this Agreement, except only the right to use the Intellectual Property in connection with the activities of Licensee and its Subsidiaries as described in this Agreement. Nothing contained in this Agreement shall be construed to grant or assign Licensee any additional right, title or interest in such Intellectual Property, except for the limited use as described in this Agreement.

12.5         Assignment of After-Acquired Intellectual Property Rights. In further consideration of the rights granted Licensee pursuant to this Agreement, Licensee agrees to assign and hereby assigns to Licensor, on termination of this Agreement, and without additional consideration, any intellectual property rights and equities, and any titles incidental to such rights, that may have vested in Licensee as a result of any activities of Licensee pursuant to this Agreement, to the extent that such intellectual property rights and equities relate to Licensor.

12.6         Licensee to Discontinue Use of Intellectual Property at End of Agreement. Upon termination of this Agreement for any reason, all rights and privileges granted Licensee in this Agreement shall immediately terminate. Licensee agrees that, on such termination, Licensee and its Subsidiaries shall immediately discontinue all use of the Intellectual Property covered by this Agreement. Licensee further agrees not to advertise, directly or indirectly, that Licensee or its Subsidiaries formerly were associated with Licensor and Licensee and its Subsidiaries shall agree to make no further reference to any Intellectual Property of Licensor in connection with the BeautyKind Business.

12.7         Publicity. Licensee agrees that, other than as allowed under this Agreement, the names and other information of and concerning Licensor cannot be used by Licensee without prior written approval from the Licensor.

12.8         Confidentiality. Licensee may gain proprietary information about and trade secrets concerning Licensor’s business during its performance under this Agreement and may gain such information prior to the execution of this Agreement. In consideration of the license granted under this Agreement, Licensee agrees to hold in confidence all confidential information as well as business and professional or trade secrets provided by Licensor before entering into this Agreement, during the performance of its activities pursuant to the Agreement, and after the termination of this Agreement. Licensee further agrees that it will not use such proprietary and secret information for its own benefit or disclose to any third person any confidential, proprietary and/or secret information which may become known to Licensee in the performance of this Agreement.

12.9         Entire Agreement. This Agreement, including the Exhibits hereto, represents the entire Agreement between the parties on the subject matter hereof and supersedes all prior discussions, agreements, and understandings of every kind and nature between them. There are no conditions to this Agreement not expressed herein. No modification of this Agreement will be effective unless in writing and signed by both parties.

12.10       Applicable Law: This Agreement shall, in all respects, be governed by the laws of the State of Texas.

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12.11         Arbitration: Any controversy, dispute or claim, of whatsoever nature arising out of, or in connection with or in relation to the interpretation, performance or breach of this Agreement, including any claim based on the contract, tort or statute, shall be resolved by final and binding arbitration conducted in Dallas, Texas, administered by and in accordance with the Rules of Practice and Procedure of the American Arbitration Association, and judgments upon any award rendered by the arbitrator may be entered in any state or federal court having jurisdiction thereof. The arbitrator shall determine which is the prevailing party and shall include the award of the costs and reasonable attorneys’ fees of that party’s attorneys. All arbitration hearings shall be commenced within ninety (90) days after the demand for arbitration. Further, the arbitrator shall only upon a showing of cause, be permitted to extend the commencement of such hearing up to an additional sixty (60) days. In the event arbitration is instituted by a Party hereto, the prevailing Party in such action shall be entitled to such reasonable attorney’s fees, costs, and expenses (without limitation the costs of the arbitration).

12.12         Assignment. No Party hereto may, without the prior written consent of the other Party, assign any rights, powers, duties, or obligations herein.

12.13         Severability. In the event any provision contained in this Agreement is determined by a court of competent jurisdiction to be void, illegal, or unenforceable, in whole or in part, the other provisions contained herein shall remain in full force and effect as if the provision which was determined to be void, illegal, or unenforceable had not been contained herein. Any such void, illegal, or unenforceable provision may, to the extent possible, be amended and modified by the parties in writing or reformed by any court of competent jurisdiction to render the same valid, legal, and enforceable so long as the same is in keeping with the original intent of the parties as expressed.

12.14         Costs. Each Party will pay all of its expenses incurred in connection with the transactions contemplated herein, including the fees of attorneys, accountants, and other advisors, and such obligations to be binding and to survive the execution of this Agreement and the consummation of the transactions contemplated herein.

12.15         Amendment and Waiver. This Agreement may not be changed, amended, terminated, augmented, rescinded, or discharged, in whole or in part, except by a writing executed by the parties hereto, and no waiver of any of the provisions or conditions of this Agreement or any of the rights of a Party hereto shall be effective or binding unless such waiver shall be in writing and signed by the Party claimed to have given or consented thereto.

12.16         Construction. Whenever the context requires, words used in the singular shall be construed to mean or include the plural and vice versa, and pronouns of any gender shall be deemed to include and designate the masculine, feminine, or neuter gender.

12.17         Separate Counterparts. This document may be executed in one or more separate counterparts, each of which, when so executed, shall be deemed to be an original. Such counterparts shall, together, constitute and shall be one and the same instrument.

12.18         Authority. Each party hereto represents and warrants to the other that the person executing this Agreement on its behalf is duly authorized to so execute this Agreement on behalf of such party.

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Signatures appear on following page.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

LICENSEE:

BeautyKind, LLC

By:	/s/ Neil S. Waterman III
Name: Neil S. Waterman III
Its: Manager and Authorized Representative

LICENSOR:

We-Commerce Holdings, LLC

By:	/s/ John H. Davis
Name: John H. Davis
Its: Manager and Authorized Representative

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EXHIBIT “A”

INTELLECTUAL PROPERTY

1.           All products, software, documentation, source code, components, and all modifications or enhancements to the forgoing and all portions thereof, designed or developed to provide an eCommerce platform for use by the BeautyKind Business.

2.           All customer data, customer lists, customer information and analytics owned, held, obtained, collected, accessed, compiled or analyzed by We-Commerce through its operation of the eCommerce platform as it pertains to the BeautyKind Business and all other businesses for which We-Commerce provides the eCommerce platform.

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